

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
W. Greg Dunlevy
Executive Vice President and
 Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane
Suite 500
Dallas, Texas 75231

> **Re: Kosmos Energy Ltd.
> Form 10-K for Fiscal Year Ended
> December 31, 2011
> Filed March 1, 2012
> File No. 001-35167**

Dear Mr. Dunlevy:

We have reviewed your letter dated December 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page 103

1.   We note your response to comment 1 in our letter dated December 5, 2012. We continue to believe that the presentation of pro forma earnings per share ("EPS") information on the face of the Consolidated Statements of Operations in your Form 10-K is not appropriate. Please amend to disclose basic and diluted EPS amounts for the period following your corporate reorganization on the face of the Consolidated Statements of

Operations. Further in this regard, this comment also applies to your reports on Form 10-Q filed subsequent to the aforementioned Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at 202-551-3645 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief